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                                                                  Exhibit (A)(2)


November 14, 2001



Dear Pac-West Team Member:

On behalf of Pac-West's Executive Management Team and Board of Directors, we are pleased to extend this offer from the Company to exchange your current stock options, issued under the 1999 Pac-West Telecomm, Inc. Stock Incentive Plan, for new options. We have designed this exchange plan in response to the recent decline in the Company's stock price. We believe the plan addresses this situation in a positive way, and we request that you consider it carefully.

We have always believed that Pac-West benefits in the long run if our team members are shareholders in the Company. The opportunity to participate in, and benefit from, the ownership of our Company creates an important foundation for the next generation Pac-West. We have never faced a greater challenge nor been presented with a greater opportunity than we have before us today. While there are no guarantees as to what lies ahead for Pac-West, we must now act fast and focused to improve the organization, so that we can position the company for renewed growth. We have a shared responsibility in determining Pac-West's future. In return for our individual and collective efforts, we each need to have the opportunity to share in the potential rewards.

Our stock option plan plays an important role in building this spirit of commitment and common ownership. However, given Pac-West's current stock price and the exercise price of many of your stock options, the value of our stock option program may not be realized. As a result, we have developed a new program designed to help restore the upside potential in your options. It is a stock option exchange program that allows you to exchange your eligible options for options at a new exercise price. The exchange program applies to options issued from our stock option plan. The stock option exchange plan is a voluntary program. You are not obligated to participate in the program. If you choose not to participate, there will be no change to your existing stock option grants.

We have included a general outline of how the program works on the following page. The Executive Management Team and Board of Directors are very excited about extending this offer, and we encourage you to give it serious consideration. We have designed the program to help restore the inherent value and upside in your option grants, and better position you to share in Pac-West's future growth and success.

Sincerely,



/s/ WALLACE W. GRIFFIN
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Wallace W. Griffin
Chairman and Chief Executive Officer


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How the Program Generally Works:

 .        Stock options previously granted under the 1999 stock incentive plan may be exchanged at a rate of one-for-one. That is, for every share covered by a stock option grant you exchange that is not exercised, you'll receive a new stock option for an equal number of shares. For example, if you exchange an option for 250 shares exercisable at $10.00 per share, you will receive an option for 250 shares exercisable at the fair market value of our common stock on the date you are granted the new option.

 .        If you choose to exchange any stock option grant under this program, you must exchange the entire amount of the applicable grant and any other grants you received under the 1999 stock incentive plan. For example, if you were granted an option to acquire 250 shares on January 15, 2000, and a second option to acquire 200 shares on July 15, 2000, and you wish to participate in the program, you must exchange all 450 shares from both grants.

 .        Should you decide to participate, your new stock option grant will be issued no earlier than 185 days from the date we accept to exchange your original options, and at the fair market value at the time the new stock option is granted. However, you will not be entitled to replacement options if you are not employed by Pac-West at the time of the proposed grant.

 .        Excluding any provision for accelerate vesting, stock options granted under this program will have the same vesting time schedule as the existing stock options you exchange. For example, if at the time of issuing the new stock option you would have been 25% vested according to your original grant, your new option will be issued with 25% of the shares vested, and the remaining 75% of the unvested shares will vest over the remaining term of the initial vesting schedule of the stock option exchanged.

To take advantage of this exchange offer, please read the enclosed materials, including the exchange offer document and the risks described therein, and sign and return the election form to Stephanie Van Steyn by December 14, 2001 or if Pac-West extends the deadline to exchange options, before the extended expiration of the offer. Any election forms received after the expiration date will not be eligible for the exchange.

Please direct any questions about the exchange offer to Jeff Webster or Stephanie Van Steyn at:

                          Pac-West Telecomm, Inc.
                          1776 W. March Lane, Ste. 250
                          Stockton, California 95207
                          Phone: (209) 926-3300
                          Fax: (209) 926-3483


For additional copies of the Offer to Exchange, the Election Form, or the Form of Notice of Change in Election, please contact Stephanie Van Steyn at the contact information stated above.

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